ACORN FACTOR, INC.
4 West Rockland Road, Montchanin, Delaware 19710 (302) 656-1708

September 25, 2007

VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1627
Attention: David L. Orlic

Re:	Acorn Factor, Inc.
Registration Statement on Form S-1
File No.: 333-143421

Dear Mr. Orlic:

Acorn Factor, Inc. (the “company”) hereby requests acceleration of the effective time of the above-referenced registration statement to Thursday, September 27, 2007, at 3:30 P.M., or as soon thereafter as is possible.

On behalf of the company I hereby acknowledge that:

(1)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

ACORN FACTOR, INC.

By:	/s/ Sheldon Krause
Sheldon Krause
Secretary and General Counsel